Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
Telephone 202.822.9611
Fax 202.822.0140 www.stradley.com

June 22, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Healthcare Opportunities Fund File Nos. 333-209932, 811-23144

Post-Effective Amendment No. 2

Ladies and Gentlemen:

On behalf of the NexPoint Healthcare Opportunities Fund (the “Fund”), we are transmitting for electronic filing this Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and each exhibit being filed therein.

This filing is made pursuant to Rule 486(a) under the Securities Act for the primary purpose of adding Class H shares to the Fund.

If we may assist you in any way in the processing of this filing, please telephone Chris Zimmerman at (202) 419-8402 with any question or comments concerning these materials.

Very truly yours,

/s/ Chris Zimmerman

Chris Zimmerman

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